

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2014

Via E-mail
Gary B. Halverson
Chief Executive Officer
Cliffs Natural Resources Inc.
200 Public Square
Cleveland, OH 44114

Re: **Cliffs Natural Resources Inc.**
Form 10-K for the Year Ended December 31, 2013
Filed February 14, 2014
File No. 001-08944

Dear Mr. Halverson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62
Results of Operations – Consolidated, page 65

1.   We note that you recorded gains of $67.3 million due to foreign exchange re-measurement on short-term intercompany notes, and bank balances denominated in U.S. dollars and certain monetary financial assets and liabilities. Please quantify and explain the amount of cash and short-term investments in foreign subsidiaries that generated these gains.   Please quantify the amount of gain associated with the intercompany notes and expand your accounting policy to discuss how you account for foreign exchange gain/(loss) related to short-term intercompany loans.

Critical Accounting Estimates, page 99
Valuation of Long-Lived Assets, page 103

2. We note that on February 11, 2014, you announced that you are idling production at the Wabush mine in the first quarter of 2014 due to unsustainable high cost structure experienced during 2013. We also note that you have recorded impairment of $154.6 million after you performed your impairment analysis. Please expand your disclosures to provide the following:

    a) the total value of the long-lived assets at the Wabush reporting unit at December 31, 2013;

    b) explain when you performed the impairment analysis and your economic assumptions, specifically the life of the mine assumed;

    c) discuss the extent to which the estimates or assumptions have changed or are reasonably likely to change in the future; and

    d) explain whether there are any material uncertainties associated with the realizability of these assets and if you foresee recognizing a material write-down or impairment charge in the future.

3. We note that you have $4.9 billion of long-lived assets at the Bloom Lake iron ore operation at December 31, 2013 and did not record any impairment. We also note that you have experienced higher than expected production costs, capital expenditures expectations have surpassed your original expectations and on February 11, 2014, you announced that you are exploring various strategic alternatives for your Bloom Lake mine. Please expand and/or modify your disclosure to provide the following:

    a) discuss whether the fair value exceeded the carrying value by a substantial percentage;

    b) the method(s) used to determine critical accounting estimates;

    c) the accuracy of past estimates or assumptions;

    d) the extent to which the estimates or assumptions have changed or are reasonably likely to change in the future and the drivers that affect variability; and

    e) evaluate the sensitivity to change of the critical accounting estimates and discuss whether management foresees recognizing a material write-down or impairment charge in the future.

Item 8. Financial Statements and Supplementary Data, page 108
Note 1. Basis of Presentation and Significant Accounting Policies, page 115

4. We note you recorded $45.1 million as an adjustment to Net Income (Loss) Attributable to Cliffs Shareholders and a reduction of Loss (income) attributable to noncontrolling interest for the year ended December 31, 2013. We also note the effect of the error correction resulted in an increase to your earnings by 14% for the year ended December 31, 2013. Please address the following:

   a) tell us when and how you discovered the error;

   b) describe in greater detail the nature of the error in your accounting of non-controlling interest; and

   c) please provide us with your analysis of the materiality of the error. Discuss why you concluded that the adjustment was to be recorded prospectively in the Statement of Consolidated Operations for the period ended December 31, 2013.

Note 15. Income Taxes, page 179

5. We note 21.8% of the impact in your tax rate is due to income not subject to tax. Please tell us the primary components of this amount, including the tax rates for specific foreign jurisdictions. To the extent this line item is comprised of individually significant items, please provide draft disclosure to be included in future filings that quantifies and clarifies the impacts of foreign jurisdictions on your tax rate. Please also expand your discussion of income taxes in management's discussion and analysis to address these items.

Form 8-K furnished February 14, 2014
Exhibit 99.1

6. We note you disclose cash cost per ton by segment in your fourth quarter 2013 earnings release. We also note you disclose the Company generated $157 million free cash flow after dividends in the investor presentation included on your website for the fourth quarter 2013 earnings call. Please tell us how you considered the disclosures required by Item 10(e) of Regulation S-K for non-GAAP measures. In particular, we note that you have not identified cash costs or free cash flow as non-GAAP measures and have not reconciled these measures to the most comparable GAAP measure. Please provide draft disclosure to be included in future filings and confirm that these measures will be identified as non-GAAP measures in all public filings, including press releases.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining